UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in compliance with and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), and subsequently to the Material Facts disclosed on March 10th, 2020, July 18th, 2020 and July 27th, 2020, hereby informs the shareholders and the market in general that, due to the revised binding offer presented to Oi Group on July 27th, 2020 (“Revised Offer”), jointly with TIM S.A. (“TIM”) and Claro S.A. (“Claro” and, jointly with the Company and TIM, the “Bidders”), Oi Group granted the Bidders, by the execution of an Exclusivity Agreement (“Agreement”), with exclusivity to negotiate the documents and annexes related to the Revised Offer.

The Agreement aims to (i) grant security and speed to the ongoing negotiations among the Bidders and Oi Group and (ii) allow that, once the negotiations between the parties are satisfactorily concluded, the Bidders can, subject to the necessary authorizations by Oi Group, be pre-qualified as “stalking horse” bidder in the competitive process for sale of the mobile telephony assets held by Oi Group, thus assuring them the right to top other proposals received in the referred process.

The Agreement is effective until August 11, 2020 and will be automatically renewed for equal and successive periods, unless otherwise indicated by either party.

The Company shall keep its shareholders and the market in general duly informed of the progress of the process related to the new offer presented, pursuant to ICVM 358 and the applicable legislation.

São Paulo, August 7th, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 7, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director